SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the Third Quarter of 2019

The preliminary financial performance figures for Woori Financial Group for the nine-month period ended on September 30, 2019, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2019	2Q 2019	% Change Increase (Decrease)	3Q 2018	% Change Increase (Decrease)
Revenue*	Specified Quarter	7,307,829	6,295,461	16.08	—	—
	Cumulative Basis	19,419,612	12,111,783	—	—	—

Operating Income	Specified Quarter	659,304	876,413	(24.77)	—	—
	Cumulative Basis	2,369,716	1,710,412	—	—	—

Income before	Specified Quarter	670,282	902,272	(25.71)	—	—
Income Tax Expense	Cumulative Basis	2,398,364	1,728,082	—	—	—

Net Income	Specified Quarter	534,120	657,434	(18.76)	—	—
	Cumulative Basis	1,806,083	1,271,963	—	—	—

Profit to the Equity Holders of the Parent Entity	Specified Quarter	486,022	610,999	(20.45)	—	—
	Cumulative Basis	1,665,710	1,179,688	—	—	—

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

- For more information, refer to our website. (www.woorifg.com)

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2019

The preliminary financial performance figures for Woori Bank for the nine-month period ended on September 30, 2019, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2019	2Q 2019	% Change Increase (Decrease)	3Q 2018	% Change Increase (Decrease)
Revenue*	Specified Quarter	6,927,611	5,930,954	16.80	3,692,882	87.59
	Cumulative Basis	18,330,199	11,402,588	—	14,229,407	28.82

Operating Income	Specified Quarter	594,960	810,073	(26.55)	691,359	(13.94)
	Cumulative Basis	2,192,260	1,597,300	—	2,315,489	(5.32)

Income before	Specified Quarter	797,445	821,721	(2.95)	753,565	5.82
Income Tax Expense	Cumulative Basis	2,345,252	1,547,807	—	2,372,909	(1.17)

Net Income**	Specified Quarter	65,841	668,228	(90.15)	604,535	(89.11)
	Cumulative Basis	1,312,227	1,246,386	—	1,920,852	(31.69)

Profit to the Equity Holders of the Parent Entity	Specified Quarter	60,072	661,641	(90.92)	597,527	(89.95)
	Cumulative Basis	1,292,475	1,232,403	—	1,903,406	(32.10)

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).
**

Includes the effect of an accounting loss resulting from the transfer of Woori Card and Woori Investment Bank as direct subsidiaries of Woori Financial Group from direct subsidiaries of Woori Bank, which may not impact the Group’s consolidated Income Statement. Normalized net income for Woori Bank is around KRW 1.8 trillion considering the impact from accounting treatment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: October 29, 2019	By:	/s/ Kyong-Hoon Park
(Signature)
	Name:	Kyong-Hoon Park
	Title:	Deputy President